September 6, 2019

George Scangos, Ph.D.
President and Chief Executive Officer
Vir Biotechnology, Inc.
499 Illinois Street, Suite 500
San Francisco, California 94158

       Re: Vir Biotechnology, Inc.
           Registration Statement on Form S-1
           Filed September 3, 2019
           File No. 333-233604

Dear Dr. Scangos:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed September 3, 2019

Prospectus Summary
Our Development Pipeline, page 2

1. We note your revisions in response to our prior comment 1 of our letter dated August 23,
       2019. However, you have not disclosed the number of patients that have received VIR-
       2218 as a treatment in your discussion of the initial data from the clinical study of VIR-
       2218. Please revise your disclosure to provide this information.
Patent Portfolio by Product Candidate, page 137

2. Please expand your disclosure regarding your intellectual property portfolio to discuss the patents you are licensing from Xencor.
 George Scangos, Ph.D.
Vir Biotechnology, Inc.
September 6, 2019
Page 2
Description of Capital Stock
Choice of Forum, page 197

3. Please revise your disclosure regarding your forum selection clause here and on page
      62 to reflect that, pursuant to Article VII of your Amended and Restated Certificate of
      Incorporation, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the
      District of Delaware will be the exclusive forum for certain litigation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameGeorge Scangos, Ph.D.
                                                            Division of
Corporation Finance
Comapany NameVir Biotechnology, Inc.
                                                            Office of
Healthcare & Insurance
September 6, 2019 Page 2
cc:       Laura Berezin - Cooley LLP
FirstName LastName